Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Re-appointment of Mr Om Prakash Bhatt as a Non Executive Independent Director

Mumbai, May 6, 2022: Mr Om Prakash Bhatt (DIN:00548091) was appointed as a Non-Executive Independent Director of Tata Motors Limited (‘the Company’) with effect from May 9, 2017 for a term of five years, i.e., upto May 8, 2022.

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform you that the Board of Directors, based on the recommendation of the Nomination and Remuneration Committee, have approved re-ppointment of Mr Om Prakash Bhatt as an Additional Director to hold office upto the date of ensuing Annual General Meeting as well as a Non Executive Independent Director of the Company for the second consecutive term, i.e., from May 9, 2022 to March 7, 2026, subject to approval of shareholders of the Company by way of a Special Resolution..

Reproduced herein below are the brief details of the aforesaid re-appointment as prescribed in Annexure A, the contents of which are self-explanatory.

Annexure A

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Sr. No.	Particulars	Details of Mr O P Bhatt
	Reason for change viz. appointment, resignation, removal, death or otherwise;	Re-appointment
Date of appointment/~~cessation~~ (as applicable) & term of appointment;

Re-appointed as a Non-Executive Independent Director for the second consecutive term from May 9, 2022 to March 7, 2026, subject to approval of the shareholders by way of special resolution at the forthcoming Annual General Meeting of the Company.

	Brief profile (in case of appointment);	Reproduced herein below as Annexure B
	Disclosure of relationships between directors (in case of appointment of a Director);	Nil
	Information as required pursuant to BSE circular ref no. LIST/ COMP/ 14/ 2018-19 and the National Stock Exchang of India Limited with ref no. NSE/CML/2018/24, dated June 20, 2018	Not debarred from holding the office of director pursuant to any SEBI order or any such authority.

Annexure B

Brief Profile of Mr O P Bhatt

Mr O P Bhatt is a seasoned and thoughtful leader. He brings years of experience across a wide variety of strategic and operational roles of which for 5 years he has been Chairman and CEO of a Fortune 500 company, State Bank of India, the largest Bank in India.

For the last 10 years he has been an Independent Director on Corporate Boards in a wide variety of multinationals ranging from leadership development, to international banking, to autos, steel, IT services, consumer goods and renewable energy. Because of the diversity and length of his assignments, he brings a certain holistic outlook to his Board role.

He is respectful of executives, having been one himself, can listen to them attentively and respectfully, be a sounding board with the intent to contribute thoughtfully, especially in the new world, as it is now emerging. He has interest in the areas of sustainability, new investments, values, culture. He has a relatively open mindset and enjoys the challenge of getting the best out of people. Bulk of his working life was spent in India, and he also has a good international exposure with stints in both UK and the USA.

Executive Experience

He led State Bank of India (SBI) and the State Bank Group as Executive Chairman from July 2006 till March 2011. SBI is the largest bank in India in terms of balance sheet, market share, distribution, and customer accounts. The group has a number of financial services companies covering the entire gamut of financial services such as life insurance, general insurance, mutual fund, capital markets, custodial services, securities, factoring, etc. Among other things he,

•	Implemented and executed the then cutting-edge technologies such as core banking, trade finance, data bank, etc., across the Bank; brought changes in processes and organizational structure.
•	Introduced new banking products and conceived and launched new business lines, such as SBI General Insurance, SBI Custodial Services, SBI Pension Fund, SBI Macquarie Infrastructure Fund, etc.
•	Galvanized the entire workforce (of over 200,000) by putting them through different programs on leadership, role competences, soft skills, and personal evolution.
•	Interacted personally with top 2,500 executives, one to one, or in small groups.

During his watch, the Bank:

•	Climbed to number one market cap among banks in India, and, to the top three among all listed companies;
•	SBI entered and rose through the global rankings of Fortune 500, gained in market share, and ratings;
•	Won almost every recognized award in the Indian Business and Banking industries, as well as quite a few in Asia;
•	Bank was extensively featured in the media, including a documentary created by the Discovery channel;
•	Case study done on how the Bank transformed and succeeded, prepared and used for instruction by Harvard Business School.

Current board engagements are with Hindustan Unilever Ltd., Tata Consultancy Services, Tata Steel Limited (TSL), Greenko Energy Holdings (GEH), Tata Motors Limited (TML), Aadhar Housing Finance Ltd., Tata Steel Europe (TSE), Tata Daewoo Commercial Vehicle Co.

OTHER CURRENT ASSIGNMENTS:

a)	Member of the India Advisory Board of Schulich School of business, Toronto, Canada. Executive in Residence, Schulich MBA Program in India
b)	Member of the Group Performance Advisory Council for GMR group
c)	Chairman, India Advisory Board of the Centre for Creative Leadership, North Carolina, USA
d)	Member of the Advisory Board Amundi, France

e)	Keynote speaker at Directors Club which runs an accredited certification program on Corporate Governance, in affiliation with Board Evaluation UK and Global Governance Services, UK.

PAST ENGAGEMENTS:

•	Centre for Creative Leadership, Greensboro, North Carolina, USA, one of the world’s foremost institution for leadership development, as Governor
•	Oil and Natural Gas Corporation, India’s largest energy company, as Independent Director
•	Standard Chartered PLC, London, UK, one of the largest emerging market banks, with operations across Asia, Africa and the Middle East, as Independent Director.
•	Senior Advisor to McKinsey
•	Chairman of the Indian Banks’ Association.
•	Member of the Indo – US, Indo – Russia, and, Indo-French CEO’s Forum.

AWARDS AND RECOGNITIONS:

CNN-IBN Indian of the Year for Business in 2007, India’s 25 most valuable people in the year 2009 by the magazine - The Week, Best Executive of the Year 2008 by Asia Money, Best Banker of the Year 2008 by the Financial Express , NDTV award for 'Inspiring Business Leader in a Crisis' in 2009, Quimpro Platinum Standard for 2010, Ernst & Young, Entrepreneur of the Year, Business India Best banker, The QFC-Asian Banker Leadership Achievement Award for the Asia Pacific region for 2010, Business Leader of the Year by Business India magazine and Transformational leader award from the Asian Centre for Corporate Governance and Sustainability, 2007.

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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